UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission file number: 001-42508

FBS Global Limited

(Exact name of registrant as specified in its charter)

74 Tagore Lane, #02-00 Sindo Industrial Estate

Singapore 787498

Tel: +65 62857781

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

As previously disclosed in the Form 6-K furnished on May 20, 2025 and November 14, 2025, FBS Global Limited (“Company”) received a deficiency notice (the “Notice”) from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that, for the last 30 consecutive business days, the closing bid price for the Company’s ordinary shares (the “Ordinary Shares”) had been below the minimum of $1.00 per Ordinary Share required for continued listing on Nasdaq (the “Minimum Bid Price Rule”). The Company did not regain compliance with the minimum $1.00 bid price per share requirement during the first 180-calendar-day compliance period and submitted a written request to the Staff to provide it with an additional 180-day compliance period to cure the deficiency. On November 12, 2025, the Company received a letter from Nasdaq advising that the Company had been granted an additional 180-day extension, or until May 11, 2026, to regain compliance with the Minimum Bid Price Rule.

On February 27, 2026, Nasdaq provided confirmation to the Company that for the last 10 consecutive business days, from February 12, 2026 through February 26, 2026, the closing bid price of the Ordinary Shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and this matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FBS Global Limited

Date: March 2, 2026	By:	/s/ Ang Poh Guan
Ang Poh Guan
Executive Director and Chief Executive Officer